03014391

AB 3/7/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 04 2003 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

SEC FILE NUMBER
8-50654

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main
(No. and Street)

Pipestone, MN 56164
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Morgan (507) 825-4300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meulebroeck, Taubert & Co., PLLP
(Name — if individual, state last, first, middle name)

216 E Main, Box 707 Pipestone MN 56164
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Taubert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services, LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

JOLEAN GREENHOFF
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2002 AND 2001

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2002

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
123 West Main
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
mtcojlf@dtgnet.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
mtcocpa@dtgnet.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA
Tamara A. Koopman, CPA

WITH THE FIRM
Michael J. Reker, CPA
Crystal R. Leversedge, CPA
Amanda K. Baarson, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying balance sheet of Stannard Financial Services, LLC (a Limited Liability Company) as of December 31, 2002 and 2001 and the related statements of income and members' equity and cashflows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 7, 8, and 9 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

February 10, 2003

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2002 and 2001

	2002	2001
Assets		
Current Assets		
Cash	18,347	27,169
Commissions Receivable	2,500	5,580
Prepaid Assets		6,137
Total Current Assets	20,847	38,886
Property and Equipment		
Equipment	19,685	18,765
Less accumulated depreciation	(11,603)	(8,598)
Total Property and Equipment	8,082	10,167
Other Assets		
Other Assets Net of Amortization	20,831	49,447
Total Assets	49,760	98,500
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	411	182
Accrued Liabilities	1,988	2,589
Total Current Liabilities	2,399	2,771
Members' Equity	47,361	95,729
Total Liabilities and Members' Equity	49,760	98,500

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues		
Commission Received	144,082	213,590
Interest Income	282	1,114
Reimbursements	2,502	233
Total Revenues	146,866	214,937
Expenses		
Salaries and Benefits	107,595	110,631
Advertising	8,510	8,680
Consulting Fees	126	9,597
Amortization	28,616	28,616
Depreciation	3,005	3,422
Miscellaneous	2,636	3,806
Dues and Subscriptions	914	1,035
Rent	13,198	8,577
Insurance	1,624	3,133
Licenses and Permits	2,937	4,585
Office Supplies	2,204	4,537
Postage	2,545	4,047
Professional Development	982	2,036
Professional Fees	16,047	21,649
Property Taxes	1,462	
Repairs	4,323	4,618
Telephone	5,578	5,266
Travel	5,252	6,032
Utilities	2,680	3,404
Total Expenditures	210,234	233,671
Net Income	(63,368)	(18,734)
Members' Equity-January 1	95,729	104,463
Contributed Capital	15,000	10,000
Members' Equity-December 31	47,361	95,729

See accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities		
Net Income (Loss)	(63,368)	(18,734)
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	3,005	3,422
Amortization	28,616	28,616
(Increase) Decrease in Commissions Receivable	3,080	5,631
(Increase) Decrease in Prepaid Assets	6,137	(3,910)
Increase (Decrease) in Accounts Payable	229	(236)
Increase (Decrease) in Accrued Liabilities	(601)	2,589
Increase (Decrease) in Commissions Payable		(6,431)
Net Cash Provided By Operating Activities	(22,902)	10,947
Cash Flows From Investing Activities		
Purchase of Equipment	(920)	(6,184)
Net Cash Used By Investing Financing Activities	(920)	(6,184)
Cash Flows From Capital and Related Financing Activities		
Members' Contributions	15,000	10,000
Net Cash Provided By Capital and Related Financing Activities	15,000	10,000
Net Increase (Decrease) in Cash	(8,822)	14,763
Cash at January 1	27,169	12,406
Cash at December 31	18,347	27,169

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. **Nature of Operations**

Stannard Financial Services, LLC is an introductory broker dealer. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales are processed by an intermediate broker, with commissions revenues retained by Stannard.

B. **Property, Equipment, and Depreciation**

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2002 and 2001, depreciation expense was $3,005 and $3,422, respectively, for financial reporting purposes. Useful lives of property and equipment are in a rangeof 3 to 10 years.

C. **Other Assets**

Other Assets include a cost of $117,725 allocated to the purchase of files, records, and miscellaneous equipment and $25,357 for organization costs incurred at the time of the Company's inception. These costs are being amortized over a period of five years for financial reporting purposes.

D. **Income Taxes**

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

E. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 **Summary of Significant Accounting Policies - continued**

F. **Limited Liability of Members**
Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**

The company rents its office space in Pipestone, Minnesota. The lease is an annual lease with payments of $500 due monthly. The office building is owned by LLC member Todd Morgan. On December 18, 2001, the company entered into a new lease agreement calling for monthly lease payments of $500 per month, starting January 1, 2002. The lease term will end January 1, 2003.

Note 3 **Simple Plan**

During the years ended December 31, 2002 and 2001, the company participated in a Savings Incentive Match Plan for Employees (SIMPLE). The terms of the plan allow employees to contribute a percentage of their compensation, up to $6,000. The company has elected to match the employees contributions up to a maximum of 2% of the employees compensation. The company match for 2002 and 2001 was $1,794 and $1,911, respectively.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2002 AND 2001

	2002	2001
Total Assets	49,760	98,500
Total Liabilities	2,399	2,771
Net Capital	47,361	95,729
Adjustments:		
Property and Equipment	(8,082)	(10,167)
Other Assets	(20,831)	(49,447)
Total Adjustments	(28,913)	(59,614)
Adjusted Net Capital	18,448	36,115
Required Net Capital	5,000	5,000
Excess Net Capital	13,448	31,115

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2002 AND 2001

	2002	2001
Aggregate Indebtedness	2,399	2,771
Net Capital	18,448	36,115
Ratio of Aggregate Indebtedness to Net Capital	13.0%	7.7%

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 3

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2002

Material Inadequacies

None